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06012517

SEC MAIL PROCESSING
RECEIVED
APR 12 2006
WASH. D.C. 209 SECTION

FILE NO. 82-3311

April 3, 2006

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Shiseido to Transfer its Sanitary Products Business to the Unicharm Group (dated March 31, 2006) (English translation)
- Notice on Dissolution of a Subsidiary (dated March 31, 2006) (English translation)

PROCESSED
APR 17 2006
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

(Translation)

FILE NO. 82-3311

March 31, 2006

Shiseido to Transfer its Sanitary Products Business to the Unicharm Group

At a Board of Directors Meeting on March 31, 2006, Shiseido resolved to transfer the sanitary products business of the consolidated subsidiary FT Shiseido Co., Ltd. to Unicharm Corporation and Unicharm Products Co., Ltd. Further, using this opportunity, Shiseido has conducted feasibility studies for a strategic alliance with the Unicharm Group that would draw on the strengths of both entities.

1. Reason for the Transfer

Since fiscal 2005, Shiseido has been working to achieve its three-year management plan geared toward expanding growth through "reforming domestic marketing activities" as well as raising profitability through "fundamental restructuring." The core of these reforms lies in developing "broad and strong brands" in various categories centered on proposing beauty regimens, while in the toiletries business, Shiseido is undertaking structural reforms to concentrate on three cleansing fields.

The aforementioned business transfer was one step in these reforms, and will aid the Company in further focusing management assets on core fields to raise market competitiveness.

2. Details of the Transfer

The development and sales of the sanitary products business have been handled by FT Shiseido Co., Ltd., while production has been handled by FT Shiseido's subsidiary Mieux Products Co., Ltd.

(1) Objectives and Designated Companies Concerning Transfer of Business

① The 1,040 shares in Mieux Products held by FT Shiseido will be transferred to Unicharm Products Co., Ltd.

② The inventory held by FT Shiseido Co., Ltd. will be transferred to Unicharm Products Co., Ltd.

③ Such intellectual property as logos and patents related to the sanitary products business held by FT Shiseido Co., Ltd. will be transferred to Unicharm Corporation.

(2) Net Sales of Transferred Business

Roughly ¥4.0 billion (Projected for period ending March 2006)

(3) Transfer Price and Settlement Method

A suitable price will be determined at the time of the transfer and settled after deliberation.

3. Overview of Transferred Subsidiary

(1)	Company Name	Mieux Products Co., Ltd.	
(2)	President and CEO	Kimitaka Kikuchi	
(3)	Location	1349 Tokunomori, Ozu-City, Ehime 795-8511, Japan	
(4)	Date of Establishment	September 9, 1985	
(5)	Main Scope of Business	Manufacture of sanitary products	
(6)	Settlement of Accounts	March	
(7)	Employees	162 (including part-time)	
(8)	Capital	¥80,000,000	
(9)	Total Shares Issued	1,600 shares	
(10)	Major Shareholders and Ownership	FT Shiseido Co., Ltd.	1,040 shares (65%)
		MARUSAN INDUSTRY CO., LTD.	560 shares (35%)

(11) Recent Business Results

Millions of yen

	Fiscal year ended March 2004	Fiscal year ended March 2005
Net sales	3,987	3,376
Gross profit	274	310
Income from operations	202	230
Ordinary income	187	223
Net income	117	113

4. Overview of Designated Companies Concerning Transfer of Business

Unicharm Corporation

(1)	Company Name	Unicharm Corporation
(2)	President and CEO	Takahisa Takahara
(3)	Registered Office of the Company	182 Shimobun, Kinsei-cho, Shikokuchuo-City, Ehime 799-0111, Japan
(4)	Main Scope of Business	Sales of disposable diapers and sanitary products

Unicharm Products Co., Ltd.

(1)	Corporate Name	Unicharm Products Co., Ltd.
(2)	Representative	Masakatsu Takai
(3)	Registered Office of the Company	130 Shimobun, Kinsei-cho, Shikokuchuo-City, Ehime 799-0111, Japan
(4)	Main Scope of Business	Manufacture of disposable diapers and sanitary products

5. Time Schedule

March 31, 2006	Resolution passed by Board of Directors and basic consent contract concluded
April 30, 2006	Share transfer contract and asset transfer contract concluded (planned)
May 31, 2006	Share transfer and asset transfer completed (planned)

6. Impact on Business Results

The impact on business results as a result of the business transfer will be minimal for the period ended March 31, 2006.

(Reference)

Overview of FT Shiseido Co., Ltd.

(1)	Company Name	FT Shiseido Co., Ltd.	
(2)	President and CEO	Tadashi Noguchi	
(3)	Registered Office of the Company	7-5-5 Ginza, Chuo-ku, Tokyo 104-0061, Japan	
(4)	Scope of Business	Sales of toiletry products	
(5)	Shareholder Composition	Shiseido Co., Ltd.	2,200 shares (100%)

For further information, please contact Mr. Satoshi Hirota, Shiseido Public Relations Department.
(Tel: 03-3572-5111 Fax: 03-6218-5249)

(Translation)

FILE NO. 82-3311

March 31, 2006

Notice on Dissolution of a Subsidiary

Shiseido Company, Limited
Listing: Tokyo Stock Exchange, First Section Code Number: 4911
Representative: Shinzo Maeda, President & CEO (Representative Director)
Contact: Masato Hashikawa, General Manager of Investor Relations Department
Telephone: +81-3-3572-5111

On March 31, 2006, Shiseido Co., Ltd. (the Company) announced that its Board of Directors has resolved to dissolve its subsidiary, SMB S.A.S., as described below.

1. Reason for Dissolution

The Shiseido Group is presently undertaking its three-year management plan to maximize growth potential while improving profitability. As a part of its fundamental restructuring measures aimed at transforming itself into a more robust structure capable of generating profits steadily, the Company has resolved to dissolve this subsidiary.

2. Subsidiary Profile

(1) Company Name:	SMB S.A.S.
(2) Location:	79 Rue Marcel Dassault, 92100 Boulogne Billancourt, France
(3) Representative:	Keiichi Fujii
(4) Business Activity:	Sale and import/export of cosmetic products, chiefly focused on makeup
(5) Establishment:	April 2001
(6) Capitalization:	€2,286,735. 26
(7) Equity Ownership:	Shiseido Co., Ltd. 99.9933%, Others 0.0067%

3. Dissolution Schedule

March 31, 2006	SMB S.A.S. Extraordinary general meeting of shareholders
Around March 2007	Scheduled completion of liquidation

4. Future Outlook

The above dissolution's impact on the Company's settlement of accounts for the fiscal year ending March 31, 2006 (consolidated/non-consolidated) is estimated to be minimal.

- END -